Exhibit 99.1

ReneSola Announces Adjournment of Annual General Meeting

JIASHAN, China, September 9, 2011 – ReneSola Ltd (NYSE: SOL) (“ReneSola” or the “Company”), a leading global manufacturer of solar products, today announced that the annual general meeting (“AGM”) called for 1:00 p.m. Beijing time (1:00 a.m. U.S. Eastern Time) on September 9, 2011 was adjourned for lack of quorum until 1:00 p.m. Beijing time (1:00 a.m. U.S. Eastern Time) on September 13, 2011 and will be held at the offices of Latham & Watkins LLP, 49/F, Jin Mao Tower, 88 Century Boulevard, Pudong, Shanghai, China, such time and place being, in accordance with Regulation 7.13 of the Company’s Articles of Association, the same time and place on the next business day in the jurisdiction in which the meeting was to have been held.  The matters proposed at the adjourned meeting will be the same as for the AGM set forth in the Company’s notice of annual general meeting previously distributed and posted on the AGM Summary page of the Company’s investor relations website at http://ir.renesola.com.

About ReneSola

ReneSola is a leading global manufacturer of solar wafers and producer of solar power products based in China. Capitalizing on proprietary technologies, economies of scale, low-cost production capabilities and technological innovations and know-how, ReneSola leverages its in-house virgin polysilicon and solar cell and module production capabilities to provide its customers with high-quality, cost-competitive solar wafer products and processing services. The Company possesses a global network of suppliers and customers that includes some of the leading global manufacturers of solar cells and modules. ReneSola’s ADSs are traded on The New York Stock Exchange (NYSE: SOL). For more information about ReneSola, please visit http://www.renesola.com.

For investor and media inquiries, please contact:

In China:

Mr. Tony Hung
ReneSola Investor Relations
Tel:	+86-573-8473-9011
E-mail:	ir@renesola.com

Mr. Derek Mitchell
Ogilvy Financial, Beijing
Tel:	+86-10-8520-6284
E-mail:	sol@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Tel:	+1-646-460-9989
Email:	sol@ogilvy.com